Exhibit 99.3

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the year ended

December 31, 2011

March 7, 2012

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated March 7, 2012 is intended to supplement and complement HudBay Minerals Inc.’s audited consolidated financial statements and related notes for the year ended December 31, 2011 (the “consolidated financial statements”). The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and IFRS 1 First-time Adoption of International Financial Reporting Standards.

Except as otherwise noted, the financial information contained in this MD&A and our consolidated financial statements has been prepared in accordance with IFRS. We previously prepared our financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). For more information regarding our conversion to IFRS, refer to the heading “Accounting Changes - Adoption of International Financial Reporting Standards” on page 51 of this MD&A and to note 31 of the consolidated financial statements, which contain further information and a reconciliation to IFRS of our previously reported financial information prepared under GAAP. For a description of accounting policies applied, refer to note 3 of the consolidated financial statements. Additional information regarding Hudbay is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), annual MD&A, audited consolidated financial statements, and Management Information Circular, available on our website at www.hudbayminerals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and our most recent Form 40-F is also available on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited and “Hudbay Peru” refers to Hudbay Peru Inc. (previously named Norsemont Mining Inc.), both wholly-owned subsidiaries of Hudbay. “HMI Nickel” refers to HMI Nickel Inc., which was amalgamated into HudBay Minerals Inc. during the third quarter of 2011. “CGN” refers to Compañía Guatemalteca de Níquel, S.A., which was sold as part of the Fenix disposition in the third quarter of 2011. “WPCR” refers to the White Pine Copper Refinery Inc., which was sold during the second quarter of 2011. “Zochem” refers to Zochem Inc., which was sold during the fourth quarter of 2011.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our ability to develop our Lalor, Constancia and Reed projects and our other mineral properties, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, mineral pricing, reclamation costs, economic outlook, government regulation of mining operations, mine life projections, the ability to maintain a regular dividend on our common shares, the availability of third party concentrate for processing in our facilities and the availability of third party processing facilities for our concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate our Lalor and Constancia projects on an economic basis and in accordance with applicable timelines, the ability to receive permits required to achieve production at Lalor, Constancia and Reed, the ability to reach agreements with local communities at Constancia in order to enable us to commence construction of the project, geological and technical conditions at our key projects being adequate to permit development, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation (including anti-bribery legislation), aboriginal rights and title, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in our AIF under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial positions or cash flows based on assumptions about future economic conditions or courses of action. Such information is provided in an attempt to assist the reader in identifying trends and anticipated events that may affect our business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.  Specific reference is made to our most recent Form 40-F on file with the United States Securities and Exchange Commission (the “SEC”) and our most recent AIF on file with Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We do not undertake to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of our financial or operating results or our securities.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. We have adopted IFRS as issued by the International Accounting Standards Board for the first time in our consolidated annual financial statements for the year ending December 31, 2011, which include comparative figures for the year ended December 31, 2010. Accordingly, the consolidated financial statements and related notes for the year ended December 31, 2011 are prepared in accordance with IFRS, including IFRS 1 First-time Adoption of International Financial Reporting Standards.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the mining industry technical terms in Schedule A “Glossary of Mining Terms” of our Annual Information Form (“AIF”) for the fiscal year ended December 31, 2010, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in our Form 40-F filed on EDGAR on March 31, 2011 (File No. 001-34244).

Changes in Presentation of Non-IFRS Financial Performance Measures

We use operating cash flow before changes in non cash working capital, operating cash flow per share, co product cash costs and cash cost per pound of zinc sold as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 47 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice-President, South America. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Manager, Project Evaluation. Mr. Meagher and Mr. Carter are qualified persons pursuant to NI 43-101.

OUR BUSINESS

We are a Canadian integrated mining company governed by the Canada Business Corporations Act with shares listed under the symbol “HBM” on the Toronto Stock Exchange and the New York Stock Exchange. With assets in North and South America, we produce copper concentrate (containing copper, gold and silver) and zinc metal and we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan, and a copper project in Peru. We also have equity investments in a number of exploration companies with promising mineral properties. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders.

HIGHLIGHTS

•                                2011 production and operating cost targets achieved with strong fourth quarter operating results. Fourth quarter operating cash flow before changes in non cash working capital increased 42% to $52.2 million compared with the same period last year.

•                                Lalor project construction and development proceeding well with first ore production remaining on schedule for mid-2012, subject to receipt of required regulatory approvals. New copper-gold mineralization discovered approximately 400 metres northeast of the main Lalor deposit.

•                                Key construction permits for Reed copper project received as site construction commences slightly ahead of schedule, with first ore production still expected by the fourth quarter of 2013, subject to receipt of required regulatory approvals.

•                                Front-end engineering and design of the Constancia project is well advanced with some long-lead orders secured. A further project update is expected by the end of the first quarter of 2012.

•                                Exploration success continues at the high-grade Pampacancha deposit adjacent to the Constancia project as recent drill results have expanded the deposit to the north and west and demonstrated higher grades in the middle of the deposit.

•                               Semi-annual dividend of $0.10 per share declared.

In the fourth quarter, we recorded a profit of $34.3 million, as compared to a profit of $7.9 million for the fourth quarter of 2010. Profits and operating cash flow for the fourth quarter were higher as a result of higher revenue resulting from increased sales volumes as excess copper concentrate inventories were sold, which offset lower copper and zinc prices, compared to the same period of 2010.

We have also announced that after 34 years of exceptional service, Tom Goodman, Senior Vice President and Chief Operating Officer will retire effective June 2012 and will stand for election to our Board of Directors at its next Annual Meeting of Shareholders. Alan Hair, currently Senior Vice President, Business Development and Technical Services and a 16-year veteran of the company, will assume the role of Chief Operating Officer upon Mr. Goodman’s retirement.

2011 RESULTS SUMMARY

Our 2011 financial results reflect strong operating and cost performance, together with the successful drawdown of copper concentrate inventory that had accumulated during 2010 following the closure of our copper smelter. Results also benefited from stronger copper and precious metal prices, compared to the same period of 2010.

Operational performance was strong again in 2011. Our 777 mine produced at full capacity with strong copper grades. We managed the challenges associated with late-stage mining operations at our Trout Lake and Chisel North mines. Production of contained metal in concentrate met our production targets for 2011, and we addressed challenges with limited rail car availability to eliminate our excess copper concentrate inventory by year-end.

On July 5, 2011, we completed a compulsory acquisition of the remaining common shares of Hudbay Peru that we did not already own. We now own 100% of Hudbay Peru’s issued and outstanding common shares. We had previously acquired a 90.5% interest in Hudbay Peru on March 1, 2011 for share and cash consideration totaling $440.0 million, net of cash acquired.

On September 9, 2011, we completed the sale of our interest in the Fenix ferro nickel project in Guatemala to the Solway Group for consideration of approximately US$140 million in cash at closing. We also expect to receive US$30 million upon the satisfaction of certain conditions during the course of Solway’s development of the project. The Fenix project and related entities were recorded as discontinued operations in the consolidated financial statements. During the second quarter of 2011, we recognized an impairment of the carrying value of Fenix of $212.7 million. Upon completion of the sale, we recognized a further loss on disposal of $22.5 million, including accumulated foreign exchange losses transferred from the foreign currency translation reserve within equity to the income statement.

On November 1, 2011 we sold Zochem, our zinc oxide production facility, to a third party for cash consideration of US$15.1 million and recognized an impairment loss of $6.8 million as a result. During the third quarter of 2011, we recorded $19.0 million in deferred tax expense as a result of changes to Peruvian mining tax laws. Including losses from discontinued operations due mainly to the disposition and related carrying value impairment of our investment in the Fenix project, we recorded a loss of $163.6 million in 2011 as compared to a profit of $21.0 million in 2010.

We paid semi-annual dividends of $0.10 per share on each of March 31, 2011 and September 30, 2011.

Profit from continuing operations in 2011 was $75.2 million compared to $40.4 million in 2010, as higher sales volumes and metal prices more than offset the impact of deferred Peruvian mining taxes noted above. Operating cash flow (not including changes in working capital) was $220.3 million in 2011 compared with $140.5 million in 2010, also reflecting higher metal prices and sales volumes.

We reinvested our cash flow into investments in Lalor, Constancia and other growth opportunities as well as our common share dividend. At the end of 2011 we had no debt, cash and cash equivalents of $899.1 million and total available liquidity of $1.1 billion, which provides us with a strong base to fund the development of Lalor and Constancia.

Key Financial and Production Results

Financial Condition ($000s)	Dec. 31 2011	Dec. 31, 2010
Cash and cash equivalents	899,077	901,693
Working capital	841,705	883,486
Total assets	2,448,820	2,083,544
Equity(1)	1,813,163	1,624,397

		Three Months Ended				Year Ended
Financial Performance ($000s except per share and cash cost amounts)		Dec. 31 2011		Dec. 31 2010		Dec. 31 2011		Dec. 31 2010

Revenue		254,314		184,607		890,817		781,032
Profit before tax		69,813		26,594		209,025		108,669
Profit (loss) from continuing operations		34,286		13,694		75,196		40,415
Basic and diluted earnings (loss) per share(1)		0.21		0.07		(0.92)		0.16
Profit (loss) for the period		34,286		7,868		(163,588)		21,017

Operating cash flow before changes in non-cash working capital (2)		52,194		36,713		220,313		140,482
Operating cash flow per share (2)		0.30		0.25		1.31		0.93

Cash cost (on a co-product basis) (2)
Copper ($/pound)		1.52		1.33		1.44		1.43
Zinc ($/pound)		0.87		0.86		0.95		0.88
Gold ($/troy oz)		617		360		437		378

Cash cost per pound of zinc sold (2)		US	(0.98)	US	(0.43)	US	(0.80)	US	(0.40)
Production (contained metal in concentrate)(3)
Copper (tonnes)		13,834		13,660		54,324		52,413
Zinc (tonnes)		21,534		19,120		75,780		77,314
Gold (troy oz.)		27,059		22,375		94,610		87,176
Silver (troy oz.)		245,216		209,788		875,817		843,401

Metal Sold
Copper	Cathode & anodes (tonnes)	—		50		481		31,795
	Payable metal in concentrate (tonnes)	18,336		8,543		56,880		15,407
Zinc	Refined (tonnes)	26,989		27,200		100,935		104,941
Gold	Contained in slimes & anode (troy oz.)	—		1,948		2,324		55,868
	Payable metal in concentrate (troy oz.)	31,407		13,458		91,328		25,239
Silver	Contained in slimes & anode (troy oz.)	—		21,082		30,313		789,305
	Payable metal in concentrate (troy oz.)	247,576		121,270		734,460		217,534

(1)	Attributable to owners of the Company.
(2)

Operating cash flow before changes in non-cash working capital, operating cash flow per share, cash cost (on a co-product basis) and cash cost per pound of zinc sold are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

(3)	Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

STRATEGY

We believe that the greatest opportunities for shareholder value creation in the mining industry are in the discovery of new mineral deposits and the development of new facilities to profitably extract ore from those deposits. We also believe that our long history of mining in northern Manitoba and our highly experienced workforce provide us with a competitive advantage relative to other mining companies of similar scale.

To capitalize on these opportunities, our mission is to create sustainable value through increased commodity exposure on a per share basis, in high quality, long life deposits with exploration potential in mining friendly jurisdictions.

We intend to grow Hudbay through exploration and development of properties we already control, such as our Lalor project in northern Manitoba, as well as through the acquisition of exploration and development properties, such as our Constancia project in Peru. We also intend to optimize the value of our producing assets through efficient and safe operations.

In order to ensure that any acquisitions we undertake create sustainable shareholder value, we have established a number of criteria for evaluating mineral property acquisition opportunities against our mission, which include the following:

•             Potential acquisitions should be located in jurisdictions that are supportive of mining activity and have acceptable levels of political risk. Given our current scale and geographic footprint, our current geographic focus is on investment grade countries in the Americas;

•             We believe we have particular expertise in the exploration and development of volcanogenic massive sulphide and porphyry mineral deposits. While these types of deposits typically contain copper, zinc and precious metals in varying quantities, we are not targeting any one type of metal; rather, we focus on properties where we see the greatest opportunities for risk-adjusted returns based on our expectations for future metal prices;

•             Any properties that we acquire must have excellent exploration potential. We believe that the markets for mining assets are sophisticated and fully value the delineated resources and reserves, especially at properties that are already in production, which makes it difficult to acquire properties for substantially less than their fair value. However, markets may undervalue the exploration potential of prospective properties, providing us with an opportunity to create value through exploration on acquired properties;

•             We believe that large, transformational mergers or acquisitions are risky and potentially value-destructive in the mining industry, so we focus on transactions with a value of up to approximately 20% of our market capitalization, except where exceptional opportunities present themselves;

•             Before we make an acquisition, we develop a clear understanding of how we can add value to the acquired property. We intend to add value through the application of technical exploration and development expertise, the provision of needed financial capacity and other opportunities; and

•            Acquisitions should be accretive to Hudbay on a per share basis. Given that our strategic focus includes the acquisition of non-producing assets at various stages of development, when evaluating accretion we will consider measures such as net asset value per share and the contained value of reserves and resources per share.

Our key strategic objectives for 2012 and early 2013 are to:

•             Advance the Lalor project, including advancing construction on the production and ventilation shafts, commencing delineation and exploration from underground, finalizing engineering and beginning construction on the new Lalor concentrator, and commencing initial production from Lalor later in 2012 using the ventilation shaft;

•             Complete front-end engineering design, permitting, land acquisition and arrange project debt financing for the Constancia project to support a formal construction decision by the middle of 2012, and continue exploration near Constancia to identify satellite deposits that can enhance the amount and grade of ore feed to the planned concentrator on site;

•             Manage the upcoming closures of the Trout Lake and Chisel North mines;

•             Continue our grassroots exploration program in the Flin Flon Greenstone Belt, Peru, Chile and Colombia and continue to partner with junior mining companies to access promising exploration opportunities;

•             Initiate construction on the Reed copper project;

•             Advance the Back Forty and Tom & Jason projects toward completion of economic assessments and determine our strategy for these assets; and

•             Continue to evaluate acquisition opportunities that meet our criteria described above.

OUTLOOK

The outlook and financial targets are for 2012 only. This outlook includes forward-looking information about our operations and financial expectations based on our expectations and outlook as of March 7, 2012. This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and our achievement of the results and targets discussed in this outlook. For additional information on forward-looking information, refer to “Forward- Looking Information” on page 2 of this MD&A.

We may update our outlook depending on changes in metals and prices and other factors.

In addition to this section, refer below to the “Operations Review” and “Financial Review” sections for additional details on our outlook for 2012. For information on our sensitivity to metal prices and foreign exchange rates, refer below to the “Sensitivity Analysis” and “Commodity Markets” sections of this MD&A.

Material Assumptions

Our 2012 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our performance. Our general expectations regarding metal prices and foreign exchange rates are included below to the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

2012 Domestic Mine and Mill Production (Contained Metal in Concentrate)

		Year Ended December 31, 2011	2012 Guidance
Copper	(tonnes)	54,324	35,000-40,000
Zinc	(tonnes)	75,780	70,000-85,000
Precious Metals(1)	(oz.)	112,126	85,000-105,000

(1) Precious metals production includes gold and silver production. Silver converted to gold at a ratio of 50:1.

We expect contained metal production in concentrate in 2012 to be somewhat lower than 2011 as the Trout Lake and Chisel North mines reach the end of their mine lives. Copper production is also expected to be affected by lower copper grades at the 777 mine, as normal mine sequencing brings copper grades back in line with reserve grades.

COMMODITY MARKETS

In addition to our production, financial performance is directly affected by a number of factors including metal prices, foreign exchange rates, and input costs including energy prices. Over the course of 2011, metal prices declined primarily as a result of concerns over the European sovereign debt crisis in the second half of the year. However, average prices in 2011 generally were higher than average prices in 2010.

We have developed the following market analysis from various information sources including analyst and industry experts.

Copper

In 2011, the London Metal Exchange (“LME”) copper price averaged US$4.00 per pound (“/lb”), with prices ranging between US$4.00/lb and US$4.50/lb in the first half of the year, followed by a significant drop in prices during the third quarter and average prices of approximately US$3.40/lb in the fourth quarter of 2011. Although demand growth in 2011 was somewhat weaker than originally expected due mainly to challenges in Europe, supply disruptions at major producing mines maintained a deficit position in the copper market during the year. LME inventories rose during the first half of the year with higher prices, but declined later in 2011 following the decline in copper prices.

Assuming continued global economic growth, copper demand growth is expected to continue with copper markets in deficit for the next several years. New mine development has the potential to turn the copper market into a surplus position beyond that time, but recent delays in new mine construction and disruptions at existing mines remain a significant risk to medium-term copper industry supply projections.

Zinc

In 2011, the LME zinc price averaged US$0.99/lb, with prices ranging from US$1.00/lb to US$1.10/lb in the first half of the year, followed by a significant drop in prices during the third quarter to approximately US$0.86/lb in the fourth quarter of 2011. Zinc demand grew in 2011 as it did in 2010, but growth in production acted to maintain a zinc market surplus in 2011, with LME inventories continuing to increase to historically high levels.

Zinc markets are forecast to remain in surplus through 2012 and 2013, which may result in additional near-term zinc price volatility. However, the market is expected to move into a deficit position, starting in 2014 as major zinc mines reach the end of their reserve lives over the next several years. This should provide a positive medium-term outlook for zinc prices.

Gold

Gold prices averaged US$1,573 per ounce during 2011. These prices continued to appreciate over the course of 2011, benefiting from concerns about the risk of rising inflation as a result of the aggressive monetary response to macroeconomic weakness from the world’s major central banks.

Silver

Silver prices averaged US$35.32 per ounce during 2011. Silver prices reached a speculative high of $48 per ounce in April, before retreating to an average of approximately US$32 per ounce in the fourth quarter of 2011.

Foreign Exchange

As revenues from our principal products are substantially denominated in US dollars and the majority of our operating costs are denominated in Canadian dollars, we are affected by fluctuations in the Canadian/US dollar exchange rate. In general, a stronger Canadian dollar causes our revenue, and therefore profit, to decrease when we convert our US dollar receipts into Canadian dollars. In addition, a stronger Canadian dollar may result in foreign exchange losses due to depreciation in the value of US dollar denominated cash balances.

The Canadian dollar traded in a relatively narrow range between $1.05 and $0.95 per US dollar through 2011. As in previous years, during 2011 the Canadian/US dollar exchange rate was closely correlated with prices of commodities such as crude oil and base metals, which are important parts of Canada’s resource-based economy.

SENSITIVITY ANALYSIS

Profit Sensitivity

The following table displays the estimated impact of changes in metal prices and exchange rates on our 2012 net profit, assuming that our operational performance is consistent with our guidance for 2012.

		Change of 10%, as represented by:(1) (2)			Would change 2012 net profit by (1) (C$ million)	Would change 2012 net profit per share by (3) (C$/share)
Copper (1)	lb.	US$	0.38		16.9	0.10
Zinc (1)	lb.	US$	0.10		11.0	0.06
Gold (1)	troy oz.	US$	180.00		7.2	0.04
Silver (1)	troy oz.	US$	3.50		1.5	0.01
Exchange Rates (2)	C$/US$	C$	0.10	(4)	36.7	0.21

(1) Based on exchange rate of US$1 to C$1.

(2) Based on metal prices of US$3.75/lb copper, US$1.00/lb zinc, US$1,800/oz gold and US$35.00/oz silver.

(3) Based on weighted average number of common shares outstanding of 171.9 million.

(4) Representing a movement from C$1/US$ to C$1.1/US$.

DEVELOPMENT AND EXPLORATION UPDATE

Current Phase of Project Optimization at Constancia is Ongoing; Full Project Update Expected by the end of March 2012

Capital expenditures on the 100% owned Constancia project were $43.6 million in 2011 and our Board of Directors have approved an additional $107 million for pre-construction activities during the first quarter of 2012. Preconstruction activity is continuing, including ongoing engineering and procurement activity, hydrogeological drilling and camp construction. Orders were placed for the grinding mills in late 2011 and will be placed for mobile equipment during the first quarter of 2012. Other ongoing activities include monitoring of applications for key permits governing beneficiation, mining and water. These permits are expected to be awarded in the ordinary course in the second quarter of 2012, as Constancia received its key environmental permit in late 2010.

Optimization and front end engineering and design are well-advanced and we expect to provide a further project update by the end of the first quarter of 2012. Among the project scope changes we are considering are incorporating high grade Pampacancha ore into the mine plan, adding tailings capacity to accommodate a significant increase in the in-pit reserve and maximizing mill throughput.

While capital and operating cost estimates for Constancia have not been finalized, these scope changes, along with local currency appreciation and general cost escalation common to other mining projects globally, are expected to result in capital costs higher than the US$920 million cost estimate released by Norsemont Mining Inc. in February 2011. We are incorporating scope changes and a new resource model on the main pit into a new project economic model and mine plan. Initiatives to arrange long-term debt financing for Constancia are well-advanced and expected to be complete before a formal project recommendation is made to our Board of Directors. The project schedule currently remains unchanged, with first production expected in 2015 and full production in 2016.

Pampacancha Deposit Expanded to the North and West; Initial Resource Estimate by end of March 2012

We also announced exploration results from the high-grade Pampacancha deposit, which is 2.5 kilometres from the proposed Constancia open pit. Recent drill results have expanded the deposit to the north and west. In addition, hole PO-11-097, with 1.07% copper and 0.44 g/t gold over 38.9 metres, demonstrates significantly higher grades than other previously released intersections from the middle of the deposit.

Highlights from the drill program at Pampacancha included:

Hole	Core Length (m)	From (m)	To (m)	Cu (%)	Au (g/t)	Ag (g/t)	Cu Eq (1) (%)
PO-11-094	86.70	147.00	233.70	1.78	0.65	12.74	2.31
PO-11-097	38.90	207.00	245.90	1.07	0.44	7.77	1.48
PO-11-101	46.90	170.00	216.90	0.85	0.63	5.02	1.28
PO-11-107	28.10	191.15	219.25	1.23	0.33	25.87	1.88

(1)

Calculated using commodity prices of US$1,100/oz Au, US$22.00/oz Ag, US$2.75/lb Cu and US$13.00/lb Mo. Copper cut-off reported as 0.2%. Composited intersections are reported as core length and do not represent true width.

Hole	East	North	Elevation	Azimuth	Dip	Total Depth
PO-11-094	204,621.00	8,397,424.00	4312.2	25	-75	370.75
PO-11-097	204,791.00	8,397,403.00	4270.8	270	-85	344.4
PO-11-101	204,617.00	8,397,427.00	4312.2	85	-75	352.4
PO-11-107	204,737.00	8,397,602.00	4328.1	242	-75	413.05

Note: Collar coordinates, National Grid UTM coordinates based on the Provisional South America 1956 (PSAD56) datum 19S

These results are being incorporated into an initial resource estimate for Pampacancha, which will form part of a corporate reserve and resource update expected to be released in late March 2012. Following a focus on hydrogeological drilling, exploration is scheduled to restart in the second quarter of 2012 with the aim of expanding the Pampacancha deposit and exploring targets in the Chilloroya South prospect.

Lalor Development and Construction Advancing Well; Initial Production on Track for Mid-2012

On July 5, 2011, our Board of Directors authorized an additional $144 million in incremental expenditures to construct a new concentrator and paste backfill plant at the Lalor site instead of refurbishing the existing Snow Lake concentrator. This change in capital expenditures increased the overall budget for Lalor to $704 million, which consists of $441 million for the construction of the mine and associated infrastructure and $263 million for a concentrator and backfill plant adjacent to the main production shaft. We have spent approximately $206 million on the project to December 31, 2011. The new concentrator will be designed to have a milling capacity of 4,500 tonnes per day and is expected to allow for reduced operating costs, improved economies of scale and other efficiencies, as compared with upgrading the current Snow Lake concentrator.

We expect the remaining capital spending to occur over the 2012 - 2014 period as follows:

(in $ millions)
2012	$147
2013	200
2014	151
Total future capital spending	498
Total spent in 2010/2011	206
Total	$704

At the 100% owned Lalor project, the planned 3,200 metre access ramp from the Chisel North mine to the Lalor project was completed during the fourth quarter on schedule and on budget. Initial production up the ventilation shaft remains on track for mid-2012, subject to receipt of required regulatory approvals.

The ventilation shaft is now sunk to approximately 500 metres and is expected to reach its ultimate depth of 835 metres by July 2012. Project development on the 810 metre level has been completed as have the undercut and development for the ventilation shaft breakthrough.

Diamond drilling commenced in January 2012 from the 810 metre level, delineating the first ore production zone in the base metal lens number 10. This represents the first time we have been able to conduct underground drilling at Lalor. This drilling has enabled confirmation of the ore body location, grades and thicknesses, which allow for the development of the detailed mining plan and sequencing.

Construction on the main site is progressing well. The headframe has been substantially completed and the main production hoist has been commissioned. The production hoist will be used to sink the main shaft, beginning late in March 2012, and will also be used for production when the main shaft has been commissioned, eliminating the cost and time delay associated with changeover from sinking to production.  Other site activities included completion of the site warehouse and surface shop and the commissioning of the water treatment plant and temporary sewage plant. Basic engineering for the concentrator is well underway as we expect to place procurement orders for the surface crusher and the sag and ball mills by the end of the first quarter of 2012. Full production at Lalor is expected to remain on track for late 2014, subject to receipt of required regulatory approvals.

New Lalor Copper-Gold Mineralization Discovered

We also announced results from our recent surface exploration drill program at Lalor, including a new copper-gold occurrence located approximately 400 metres northeast of the main Lalor deposit. Hole DUB283 intersected 8.26% copper and 5.91 g/t gold over a core length of 6.12 metres. A follow-up hole DUB283W02 intersected 7.79% copper and 2.49 g/t gold over a core length of 5.55 metres. Drilling continues in the area with hole DUB287, which was started in late February. Two other drills are testing targets approximately two kilometres south of Lalor.

Highlights from the drill program at Lalor include:

Hole	Core Length(1) (m)	From (m)	To (m)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)
DUB283	6.12	1241.50	1247.62	8.26	5.91	31.63	0.09
Includes:	2.81	1242.69	1245.50	10.77	9.60	46.79	0.11
DUB283W02	5.55	1270.75	1276.30	7.79	2.49	34.24	0.31

(1) Intersection assays are either a single assay of a sample of the entire intersection length or a composite

Hole	Status	Core Size	NAD83 Zone 14 East	NAD83 Zone 14 North	Grid Elevation (m)	Length (m))	Grid Direction	Azimuth	Dip
DUB283	Complete	NQ	427260	6081519	303	1488	50	7	-82.0
DUB283W02	Complete	NQ	427260	6081519	303	1418	50	7	-82.0

Reed Copper Project Construction Commences

On December 19, 2011, we announced that our Board of Directors approved a $71 million capital investment towards the construction of the Reed copper project, in which we hold a 70% joint venture interest. A preliminary economic assessment study was completed in December 2011. The study contemplates daily ore production of approximately 1,300 tonnes per day by late 2013 over a five year mine life.

Key permits required for construction at the Reed copper project have been received slightly ahead of schedule and site preparation began in the first quarter of 2012. The ramp decline is anticipated to commence in the second half of 2012.

Two exploration drills are operating within a few kilometres of the Reed copper project testing known mineralized horizons and geophysical anomalies. A 4,000 metre exploration drill program is planned at the Reed deposit for 2012 to test possible down plunge extensions of the known mineralized zones. An additional 4,000 metres is planned to test regional geophysical anomalies and to follow up on the Reed North mineralization in Hole RLE006, which intersected 7.18 metres of 7.44% copper at a property under option to us, which is two kilometres northeast from the Reed deposit.

Additional drill results at Reed North include 3.95 metres of 9.31% copper, 1.87% zinc, 3.59 g/t gold and 35.53 g/t silver from Hole RLE021 and 4.15 metres of 2.16% copper, 0.18% zinc, 0.71 g/t gold and 8.01 g/t silver from Hole RLE022.

Exploration Update

	Year Ended		Year Ended
	Dec. 31, 2011	Dec 31, 2010	2011		2012
($ millions) (1)	Actual	Actual	Guidance		Guidance
Manitoba	37	70	34		31
South America	9	2	7	(2)	13
Other North America	13	13	18		10
Total exploration expenditures	59	85	59		54
Capitalized spending	(12)	(3)	(10)		(5)
Total exploration expense	47	82	49		49

(1) Amounts are net of investment tax credits where applicable.

(2) The 2012 guidance provided for Constancia is for the first quarter only.

In 2010, we expensed $53.6 million of costs relating to Lalor, as it was in the exploration and evaluation stage. In 2011, the project fulfilled the criteria for a development project, and we began capitalizing Lalor costs.

We are planning another year of strong exploration investments in 2012 with total budgeted expenditures of approximately $54 million, which would enable over 130,000 metres of drilling across our portfolio. Within the Flin Flon Greenstone Belt, we intend to explore near our active and historical mining areas as well as fund grassroots exploration projects. In South America, we expect to continue exploration activities at Constancia along with funding other initiatives within Peru, Chile and Colombia. Exploration spending in North America will include spending on the Back Forty project, Tom and Jason deposits and other opportunities.

OPERATIONS REVIEW

Operating Mines

		Three Months Ended		Year Ended
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	Guidance
Mines		2011	2010	2011	2010	2011	2012
777
Ore	tonnes	382,329	364,181	1,491,722	1,488,014	1,490,000	1,553,000
Copper	%	3.17	3.24	3.18	2.86	2.80	2.30
Zinc	%	4.04	3.89	3.71	4.01	4.20	4.30
Gold	g/tonne	2.60	2.25	2.37	2.09	1.90	1.90
Silver	g/tonne	30.01	25.42	26.78	25.89	25.30	28.00
Trout Lake
Ore	tonnes	129,792	118,918	509,998	540,636	450,000	230,000
Copper	%	1.68	2.05	2.01	2.35	1.80	1.80
Zinc	%	3.92	2.23	3.53	2.67	2.80	2.30
Gold	g/tonne	2.13	0.95	1.37	1.30	—	1.50
Silver	g/tonne	16.62	10.12	13.47	12.03	—	7.10
Chisel North Zinc Ore
Ore	tonnes	48,090	61,536	196,406	207,642	206,000	108,000
Zinc	%	9.29	8.38	8.18	7.49	7.50	7.10
Chisel North Copper Ore
Ore	tonnes	16,973	5,996	68,056	5,996	54,000	57,000
Copper	%	1.52	1.76	1.50	1.76	1.60	1.60
Zinc	%	2.26	0.77	2.30	0.77	1.20	0.90
Gold	g/tonne	2.33	1.71	2.23	1.71	2.40	2.10
Silver	g/tonne	22.78	18.38	22.22	18.38	27.00	20.60
Total Mines
Ore	tonnes	577,184	550,631	2,266,182	2,242,288	—	—
Copper	%	2.54	2.63	2.60	2.51	—	—
Zinc	%	4.40	3.40	4.02	4.00	—	—
Gold	g/tonne	2.32	1.79	1.99	1.78	—	—
Silver	g/tonne	26.25	21.87	23.93	22.63	—	—

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	C$/tonne
Unit Operating Costs		2011	2010	2011	2010	2011	2012

Mines
777	$/tonne	41.02	41.77	37.44	36.53	37-41	38-42
Trout Lake	$/tonne	85.37	67.09	89.03	66.20	70-86	60-74
Chisel North	$/tonne	92.97	85.97	87.15	71.52	80-100	93-114
Total Mines	$/tonne	56.85	52.66	54.85	47.02

777 Mine

Ore production at our 777 mine for the fourth quarter of 2011 was 5% higher, as compared to the same period in 2010. Compared with the grades in the same period in 2010, copper grades in 2011 were lower by 2%, and zinc grades were higher by 4%, due to the areas in which we mined during the fourth quarter of 2011. Gold grades were 16% higher, and silver grades were 18% higher, also due to the areas mined in the fourth quarter of 2011. Operating costs per tonne of ore in the fourth quarter of 2011 at $41.02 were 2% lower as compared to the same period in 2010, primarily due to lower operating development costs.

Ore production at the 777 mine for the year ended 2011 was similar to production in 2010 and was consistent with the guidance for 2011. Compared with grades in 2010 and guidance for 2011, copper and gold grades were higher and zinc grades were lower. This was due to better than expected copper and gold grades as compared to reserve estimates and mining fewer high grade zinc stopes than planned. Operating costs of $37.44 per tonne of ore, for fiscal 2011, were 2% higher as compared to 2010 and were at the low end of the range of operating cost guidance for 2011.

Higher ore production in 2012 reflects production from the 777 North expansion. Forecast copper, zinc and gold grades are consistent with a return to reserve grades from the relatively copper/gold-rich zones mined in 2011. Forecast unit operating costs have increased slightly from 2011 guidance due to general inflation trends.

Trout Lake Mine

Ore production at Trout Lake for the fourth quarter of 2011 was 9% higher as compared to the same quarter in 2010 as the mine nears the end of its reserve life. The increase in production was due to a successful zinc pillar removal at the 780 metre level north zone, which allowed for increased production. The copper grades were 18% lower and zinc grades were 76% higher, in the fourth quarter of 2011, due to the areas mined during the quarter. Also, due to the areas mined in the Deep West, gold grades were 124% higher and silver grades were 64% higher in the fourth quarter of 2011, when compared to the same period in 2010. Operating costs per tonne of ore were 27% higher in the fourth quarter of 2011, as compared to the fourth quarter of 2010, as we directly expensed development costs due to Trout Lake’s short remaining mine life. We expect development activities will be lower during the remaining life of the mine in 2012, resulting in lower forecast unit operating costs in 2012 compared to 2011. Reduced forecast 2012 ore production reflects the anticipated mid-year closure of Trout, with forecast ore grades consistent with the remaining mine reserves.

Due to a reassessment of economic ore and additional development work, compared to initial 2012 plans, we were able to extend the expected closure date of Trout Lake from late 2011 to mid-2012. As a result, ore production at Trout Lake decreased by 6% for the year ended 2011, as compared to the year ended 2010. However, ore production in 2011 was significantly higher than the initial 2011 guidance. In addition, copper grades were 14% lower, zinc grades 32% higher, gold grades 5% higher and silver grades 12% higher in 2011, as compared to 2010. Operating costs per tonne of ore mined were 34% higher in 2011 as compared to 2010 and also higher than the 2011 guidance range, as we expensed all development costs in 2011 due to the short remaining reserve life and incurred additional development costs to extend Trout Lake’s reserve life.

Chisel North Mine

On October 9, 2009, we announced that we would restart operations at our Chisel North mine in Snow Lake and commenced full production in the second quarter of 2010.

Total ore production at Chisel North for the fourth quarter of 2011 was consistent with expectations for the quarter. Operating cost per tonne of ore for the fourth quarter of 2011 was $92.97, an increase of 8% as compared to the same quarter in 2010.

Ore production at Chisel North for the year ended 2011 was 24% higher compared to the year ended 2010, mostly due to a full year of operation in 2011 and the additional production of copper ore. Zinc ore grades in 2011 were 9% higher than in 2010. Production was generally consistent with 2011 guidance. Operating cost per tonne for fiscal 2011 was 22% higher than 2010 although in line with guidance, with the increase over 2010 related primarily to the higher cost of underground consumables, increased maintenance costs and higher development costs. Unit costs in 2012 are expected to increase due to the complex nature of late-stage mining operations and reduced cost capitalization as, Chisel North approaches the end of its mine life in mid-2012. Reduced forecast ore production in 2012 reflects the expected end of mine life in mid-2012, with forecast ore grades consistent with the remaining mine reserves.

As Chisel North reaches the end of its mine life in mid-2012, initial production from Lalor is expected to begin, with total 2012 production guidance from Lalor set at 86,000 tonnes with average grades of 0.4% copper, 10.1% zinc, 1.1 g/t gold and 16.9 g/t silver.

Concentrators

		Three Months Ended		Year Ended
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	Guidance
Concentrators		2011	2010	2011	2010	2011	2012
Flin Flon Concentrator
Ore	tonnes	521,661	495,752	2,036,693	2,041,618	2,000,000	1,840,000
Copper	%	2.83	2.95	2.84	2.74	—	—
Zinc	%	3.95	3.49	3.59	3.67	—	—
Gold	g/tonne	2.48	1.92	2.09	1.89	—	—
Silver	g/tonne	26.79	21.51	23.28	22.25	—	—
Copper concentrate	tonnes	58,638	55,373	222,932	210,893	—	—
Concentrate grade	% Cu	23.59	24.67	24.37	24.85	—	—
Zinc concentrate	tonnes	33,901	27,936	119,220	120,769	—	—
Concentrate grade	% Zn	51.06	50.94	51.29	51.91	—	—

Copper recovery	%	93.8	93.6	94.0	93.8	93	93
Zinc recovery	%	83.9	82.2	83.5	83.8	83	85
Gold recovery	%	64.6	72.6	68.5	70.5	69	70
Silver recovery	%	54.6	61.2	57.5	57.8	—	—
Snow Lake Concentrator
Ore	tonnes	47,613	60,200	194,786	202,197	200,000	190,000
Zinc	%	9.18	8.32	7.79	7.48	—	—
Zinc concentrate	tonnes	8,168	9,597	28,560	29,072	—	—
Concentrate grade	% Zn	51.74	50.96	51.25	50.28	—	—
Zinc recovery	%	96.7	97.6	96.4	96.7	95	95

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	C$/tonne
Unit Operating Costs		2011	2010	2011	2010	2011	2012

Concentrators
Flin Flon	$/tonne	12.82	13.88	12.90	11.77	11-13	12-15
Snow Lake	$/tonne	30.43	27.23	27.68	24.35	25-29	32-37

		Three Months Ended		Year Ended
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	Guidance
		2011	2010	2011	2010	2011	2012
Manitoba contained metal in concentrate
Copper	tonnes	13,834	13,660	54,324	52,413	40,000-55,000	35,000-40,000
Zinc	tonnes	21,534	19,120	75,780	77,314	70,000-90,000	70,000-85,000
Gold	troy oz.	27,059	22,375	94,610	87,176	—	—
Silver	troy oz.	245,216	209,788	875,817	843,401	—	—

Precious metals(1)	troy oz.	31,963	26,571	112,126	104,044	95,000-120,000	85,000-105,000

(1) Precious metals include gold and silver production. For the precious metal guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the fourth quarter of 2011, ore processed increased by 5% compared to the same period in 2010. Copper head grades were 4% lower and zinc head grades were 13% higher in the fourth quarter of 2011 as compared to the fourth quarter of 2010. Compared to the same period in 2010, gold head grades were 29% higher, and silver head grades were 25% higher in the fourth quarter of 2011. Recovery of copper to concentrate was unchanged from the same period in 2010 and recovery of zinc to concentrate was 2% higher. Operating cost per tonne of ore processed, in the fourth quarter of 2011, decreased by 8% compared to the same period in 2010, primarily related to higher volumes.

Ore processed for the year ended December 31, 2011 was essentially unchanged as compared to 2010 levels, as reduced production from Trout Lake was offset by higher copper ore production from Chisel North. Ore processed was higher than 2011 guidance due to the extension of Trout Lake’s mine life. Zinc head grades were 2% lower than 2010, while copper head grades were 4% higher, consistent with the ore received from the 777 and Trout Lake mines. Recoveries of copper and zinc to concentrate in 2011  were similar to 2010 recoveries with small fluctuations due to head grade differences. Operating costs per tonne of ore processed in 2011 were 10% higher than 2010, primarily related to higher maintenance and consumable costs. Processed ore is expected to decline in 2012, with a corresponding increase in the guidance range for 2012 unit operating costs, as a result of reduced ore feed from the Trout Lake mine.

Snow Lake Concentrator

On October 30, 2009, we announced the restart of the Chisel North mine and Snow Lake concentrator. Full production was reached in the second quarter of 2010.

During the fourth quarter of 2011 the concentrator treated 21%  less tonnes of zinc than in the fourth quarter of 2010 at a grade of 10% higher and a recovery similar to the fourth quarter of 2010. Operating costs for the fourth quarter were $30.43 per tonne milled, an increase of 12% from the same period in 2010.

For the year ended December 31, 2011, ore processed was 4% lower in 2011 than in 2010 and slightly lower than 2011 guidance, mainly as a result of reduced zinc ore production from Chisel North. In 2011, zinc ore head grades were higher by 4%, and zinc recovery to concentrate was essentially unchanged as compared to 2010. The 2011 operating costs at $27.68 per tonne were 14% higher than for 2010 due to the reduced throughput received from the Chisel North mine.

Unit costs in 2012 are expected to increase due to the transition to processing the Lalor ore. There will be additional manpower and training requirements in 2012 to prepare for increased concentrator throughput in 2013.

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended		Year Ended
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	Guidance
		2011	2010	2011	2010	2011	2012
Refined Metal Produced (1)
Metal from Manitoba Concentrates
Copper (2)	tonnes	—	—	—	19,770	—	—
Zinc	tonnes	21,383	15,262	75,814	74,083	—	—
Gold (2)	troy oz.	—	—	—	35,649	—	—
Silver (2)	troy oz.	—	—	—	372,372	—	—
Metal from Manitoba Purchased Concentrates
Copper (2)	tonnes	—	—	—	48	—	—
Zinc	tonnes	8,526	10,162	31,890	25,964	—	—
Total Manitoba Metal Produced
Copper (2)	tonnes	—	—	—	19,818	—	—
Zinc	tonnes	29,909	25,424	107,704	100,047	115,000	113,000
Gold (2)	troy oz.	—	—	—	35,649	—	—
Silver (2)	troy oz.	—	—	—	372,372	—	—
Metal Sold
Copper	tonnes
Cathode & anodes(3)		—	50	481	31,795	—	—
Payable metal in concentrate(3)		18,336	8,543	56,880	15,407	—	—
Zinc refined	tonnes	26,989	27,200	100,935	104,941
Gold	troy oz.
Contained in slimes and anode		—	1,948	2,324	55,868	—	—
Payable metal in concentrate(3)		31,407	13,458	91,328	25,239	—	—
Silver	troy oz.
Contained in slimes and anode		—	21,082	30,313	789,305	—	—
Payable metal in concentrate(3)		247,576	121,270	734,460	217,534	—	—

(1) Due to the closure of the copper smelter in 2010, we now produce refined zinc and copper concentrate only.

(2) Production excludes recycled spent anode and represents non-recycled anode production only.

(3) Copper concentrate was not sold in the first quarter of 2010 while the smelter was in operation. We sold copper concentrate throughout 2011 and sold minimal amounts of cathode and anode during the first quarter only.

Metallurgical Plant Production

		Three Months Ended		Year Ended
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	Guidance
		2011	2010	2011	2010	2011	2012
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	44,289	28,480	157,738	153,742	155,000	164,000
Purchased	tonnes	16,414	17,083	62,323	47,990	65,000	56,000
Total	tonnes	60,703	45,563	220,061	201,732	220,000	220,000

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	C$/tonne
Unit Operating Costs		2011	2010	2011	2010	2011	2012

Metallurgical Plant
Zinc Plant	$/lb. Zn	0.332	0.343	0.343	0.334	0.31-0.35	0.32-0.37

Zinc Plant

Our Flin Flon, Manitoba zinc plant uses leading-edge technology to produce special high grade zinc and includes an oxygen plant, a two-stage pressure leaching plant, a four-step solution purification, an electrolysis plant and a casting plant.

Production of cast zinc in the fourth quarter of 2011 was 18% higher than the same quarter in 2010 Production in the fourth quarter of 2010 was affected by concentrate impurities that limited plant throughput. Operating costs per pound of zinc metal produced were 3% lower during the fourth quarter of 2011 as a result of higher production.

For fiscal 2011, production was 107,704 tonnes of cast metal, 8% higher than in 2010 which included a biennial shutdown, and 6% lower than 2011 guidance. The variance to guidance was due to slightly lower plant recoveries achieved together with slightly lower concentrate grades from both domestic and purchased concentrates. Operating costs per pound were essentially unchanged from 2010 and in line with 2011 guidance.

Production in 2012 is expected to be similar to 2011 levels, although this forecast assumes the availability of 56,000 tonnes of purchased concentrate from third parties, of which only 30,000 tonnes has been secured. Based on these throughput levels, unit operating costs in 2012 are expected to be generally consistent with 2011.

FINANCIAL REVIEW

Financial Results

In the fourth quarter of 2011, profit was $34.3 million, as compared to a profit of $7.9 million for the fourth quarter of 2010. For the full year, we recorded a loss of $163.6 million as compared to a profit of $21.0 million in 2010. For an explanation of classification of expenses on our income statement, refer to the “Accounting Changes - Adoption of International Financial Reporting Standards” section on page of this MD&A. Significant variances affecting the fourth quarter results compared to the same period in 2010 are as follows:

	Three Months Ended	Year Ended
(in $ millions)	Dec. 31, 2011	Dec. 31, 2011

Increase (decrease) in components of profit or loss:
Revenues	69.7	109.8
Cost of sales
Depreciation and amortization	(2.9)	12.6
Impairment loss	(1.0)	(6.8)
Mine operating costs	(45.3)	(45.1)
Selling and administrative expenses	0.8	(10.5)
Exploration and evaluation	20.6	34.8
Other operating income	—	2.6
Other operating expenses	1.1	4.5
Finance income	0.3	2.4
Finance expenses	—	(2.2)
Other finance gains	(0.2)	(1.6)
Tax	(22.6)	(65.6)

Increase in profit from continuing operations compared to the same period in 2010	20.5	34.9
Decrease (Increase) in loss from discontinued operations	5.8	(219.4)

Increase (decrease) in profit for the period	26.3	(184.5)

The increase in profit for the fourth quarter of 2011 is driven primarily by higher sales volumes of contained copper, gold, and silver metal in copper concentrate as compared with the prior year.  Cost of sales were also higher in 2011, in part due to the higher volume with the remainder of the increase arising from higher unit costs incurred at the end of life of the Trout and Chisel North mines. In addition, exploration and evaluation expenses was lower as activities related to the Lalor project were capitalized in 2011; offsetting this was higher tax expense.

In fiscal 2011, profit declined primarily as a result of the disposal of the Fenix and Zochem operations during the year, accounting for $219.0 million and $6.8 million of the change respectively, offset by significantly higher volumes and prices of contained copper, gold, and silver in copper concentrate. In addition, exploration and evaluation expenses was lower as activities related to the Lalor project were capitalized in 2011. Prevailing market conditions resulted in several other accounting adjustments, including $3.9 million related to the change in discount rate used to calculate the decommissioning and restoration liability, an after-tax impairment on available for sale investments of $6.6 million ($0.8 million tax), and the pre-tax write down of $5.4 million on zinc inventory to net realizable value. Furthermore, a non-cash deferred tax charge of $19 million was recognized in the current year as a result of changes in Peruvian mining tax laws.

Revenue increased in the fourth quarter of 2011 and the year ended December 31, 2011

Total revenue for the fourth quarter of 2011 was $254.3 million; $69.7 million higher than the same quarter in 2010. For the full year revenue was $890.8 million, $109.8 million higher than the same period in 2010. These variances are due to the following:

(in $ millions)	Three Months Ended Dec. 31, 2011	Year Ended Dec. 31 ,2011
Metal prices(1)
(Lower) higher copper prices	(21.1)	30.7
(Lower) higher zinc prices	(8.6)	3.8
Higher gold prices	3.0	30.0

Sales volumes
Higher copper sales volumes	76.1	85.2
Lower zinc sales volumes	(0.4)	(9.1)
Higher gold sales volumes	27.0	20.0

Other
Favourable (unfavourable) change in foreign exchange	1.6	(31.0)
Other volume and pricing differences	(3.4)	2.7
Treatment and refining charges	(4.5)	(22.5)
Increase in net revenues in 2011 compared to 2010	69.7	109.8

(1) See discussion below for further information regarding metal prices.

Our revenue, segmented by significant product type is summarized below:

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(in $ millions)	2011	2010	2011	2010
Copper	143.2	87.4	481.0	380.8
Zinc	52.9	45.4	170.1	180.5
Gold	53.1	22.8	149.3	103.6
Silver	7.5	4.8	26.3	20.8
Zinc Oxide	6.8	28.3	75.7	99.5
Other	1.1	1.6	23.8	8.7
Gross revenue	264.6	190.3	926.2	793.9
Less: treatment and refining charges	(10.3)	(5.7)	(35.4)	(12.9)
Revenue	254.3	184.6	890.8	781.0

Our realized prices for the fourth quarter of 2011 are summarized below:

			Realized prices(1) for quarter ended			Realized prices(1) for year ended
		LME Q4	Dec. 31	Dec. 31	LME YTD	Dec. 31	Dec. 31
		2011(2)	2011	2010	2011 (2)	2011	2010
Prices in US$
Copper	US$/lb.	3.40	3.46	4.56	4.00	3.85	3.55
Zinc(3)	US$/lb.	0.86	0.94	1.08	0.99	1.05	1.03
Gold	US$/troy oz.	1,685	1,652	1,459	1,569	1,612	1,238
Silver	US$/troy oz.	31.82	29.45	33.25	35.11	34.83	20.03
Prices in C$
Copper	C$/lb.	3.48	3.54	4.62	3.95	3.80	3.66
Zinc(3)	C$/lb.	0.88	0.96	1.10	0.98	1.03	1.06
Gold	C$/troy oz.	1,725	1,690	1,479	1,553	1,594	1,278
Silver	C$/troy oz.	32.56	30.11	33.70	34.68	34.45	20.67
Exchange rate	US$1 to C$		1.02	1.01		0.99	1.03

(1)         Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices for copper in 2010 reflect an average of prices realized for copper cathode and spent anode sales and sales of contained copper in concentrate. Realized prices for gold and silver in 2010 reflect an average of prices realized for precious metal slimes and spent anode sales and sales of contained gold and silver in concentrate.

(2)         LME average for copper, zinc and gold prices. London Spot US equivalent for silver prices.

(3)         Zinc revenues include unrealized gains and losses related to forward zinc purchase contracts that are not included in the above realized prices. For the quarter, the unrealized components of these derivatives resulted in a gain of US$0.02/lb. for zinc. Refer below to “Risk Management - Base Metal Price Strategic Risk Management” on page 45 of this MD&A.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and transfer of risk and title with customers.

Outlook (Refer above to the Forward-Looking Information section on page 2 of this MD&A)

Revenues will continue to be affected by the volume of domestic contained metal production, purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Domestic metal production and purchased zinc concentrates are expected to be moderately lower in 2012 than 2011, although average market prices for copper and gold in 2012 to date have been similar to average prices in 2011.

In addition, 2011 revenues included the sale of excess copper concentrate inventory accumulated during late 2010. This will not be repeated in 2012, as the excess concentrate inventory was substantially drawn down by the end of 2011.

Cost of sales increased in the fourth quarter of 2011

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s)	2011	2010	2011	2010
Non-IFRS detailed cost of sales(1)

Mines
777	15,685	15,211	55,844	54,364
Trout Lake	11,080	7,978	45,403	35,788
Chisel North	6,049	5,805	23,047	16,272

Concentrators
Flin Flon	6,689	6,882	26,270	24,024
Snow Lake	1,449	1,640	5,391	4,925

Metallurgical plants
Zinc plant	21,893	19,209	81,381	73,585
Copper smelter	—	—	—	20,896
Zochem	957	3,179	15,199	23,460

Other
Services and site administration	13,680	13,122	54,923	48,347
Purchased concentrate (before inventory changes)	10,955	17,049	52,818	47,252
Manitoba employee profit sharing	6,265	5,252	19,934	15,849
Net profits interest	7,266	8,213	23,733	22,059
Distribution, anode freight and refining	17,514	7,034	51,817	29,245
Other	2,136	(54)	3,996	5,031
Changes in domestic inventory	13,210	(20,927)	11,446	10,417
Depreciation and amortization	25,290	22,435	103,914	116,487
Inventory write-down	69	—	5,420	—
Asset impairment	961	—	6,839	—
Cost of sales, per financial statements	161,148	112,028	587,375	548,001

(1)         Detailed cost of sales is a non-IFRS financial performance measure with no standardized definition under IFRS.  For further information and a detailed reconciliation, please see page 47 of this MD&A.

Total cost of sales for the fourth quarter of 2011 was $161.1 million, reflecting an increase of $49.1 million from the fourth quarter of 2010, due mainly to a $34.1 million change in inventory as copper concentrate inventories were sold and an associated increase of $10.5 million related to distribution and freight costs primarily related to the higher volumes.

The cost of sales in 2011 was $587.4 million, reflecting an increase of $39.4 million from 2010. This increase was mainly attributable to an increase in distribution, freight and refining of $22.6 million, inventory write down of $5.4 million, asset impairment of $6.8 million and increases of $9.6 million, $6.8 million and $7.8 million in our Trout Lake mine, Chisel North mine and Zinc plant, respectively. This was offset by the elimination of smelter costs of $20.9 million and reduced depreciation of $12.6 million.

For details on unit operating costs refer to the respective tables in the Operations Review section on page 17.

For the fourth quarter of 2011, other significant variances in expenses, as compared to 2010 include the following:

•                                Selling and administrative expenses decreased by $0.8 million compared to the same period in 2010, totaling $9.0 million for the fourth quarter of 2011. The decrease was mainly due to a reduction in share-based payment expense resulting from fewer unvested stock options and lower mark-to-market adjustments on restricted and deferred share units, which were driven by lower share prices compared to the same period in 2010.

•                                Exploration and evaluation expenses decreased by $20.6 million to $10.3 million in the fourth quarter of 2011. In 2010, we expensed costs relating to Lalor, as it was in the exploration and evaluation stage. At January 1, 2011, the project fulfilled the criteria for a development project, and we began capitalizing Lalor costs.

•                                Other operating expenses decreased by $1.1 million to $1.0 million as a result of lower expenses for non-producing properties. This was mainly a result of selling the White Pine Copper Refinery during the second quarter of 2011.

For fiscal 2011, other significant variances in expenses from operations as compared to 2010 include the following:

•                                Selling and administrative expenses increased by $10.5 million, totaling $38.7 million for the full year 2011. Costs of $5.8 million arising from the acquisition of Hudbay Peru in the first quarter of 2011, increased staffing for managing new mine development and corporate development costs, including travel expenses and costs related to the corporate office move to a new location, and severance costs incurred during the second quarter. This was partially offset by a decrease in share-based payment expenses, resulting from fewer unvested stock options and lower mark-to-market adjustments on restricted and deferred share units, which were driven by lower share prices compared to the same period in 2010.

•                                Exploration and evaluation expenses decreased by $34.8 million to $46.9 million for the full year in 2011. The main contributor to the decrease was the change in status of Lalor from exploration and evaluation stage to development stage.

•                                Other operating income increased by $2.6 million to $3.4 million, mainly as a result of a gain recognized on our sale of WPCR during the second quarter of 2011.

•                                Other operating expenses decreased by $4.5 million to $9.3 million. In the second quarter of 2010, we recognized an expense of $6.4 million related to additional decommissioning and restoration obligations at Balmat. Partially offsetting this, discount rates for decommissioning and restoration liabilities dropped more significantly during 2011 as compared to 2010. As a result, other operating expenses related to the decommissioning and restoration liabilities were recognized for properties that have no remaining useful lives. In addition, spending on closed sites in Manitoba was lower in 2011.

•                                Finance income increased by $2.4 million to $8.8 million, mainly due to higher interest rates on cash and cash equivalents.

•                                Finance expenses increased by $2.2 million to $6.6 million, mainly due to increased fees related to our credit facility.

•                                Other finance gains/losses decreased by $1.6 million. In 2011, we recognized net losses of $6.7 million related to investments mainly due to impairment losses of $6.6 million on available-for-sale investments. In contrast, in 2010, we recognized net gains of $4.6 million related to investments as a result of gains of disposals and mark-to-market adjustments. Partially offsetting this comparison were foreign exchange gains, which were $0.8 million in 2011 as compared to foreign exchange losses of $8.3 million in 2010 as a result of movement in exchange rates.

Outlook (Refer above to the “Forward-Looking Information” section on page 2 of this MD&A)

Operating expenses will continue to be affected by the volume of purchased zinc concentrates as well as production volumes. The sale of excess copper concentrate inventory in 2011, which will not recur in 2012, was also reflected in 2011 operating costs. General and administrative costs are expected to decline slightly in 2012 compared to 2011 as $5.8 million in costs were expensed in connection with the acquisition of Hudbay Peru in 2011.

Tax Expense

During the year ended December 31, 2011, tax expense increased by $65.6 million compared to the same period in 2010.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2011	2010	2011	2010
	($000s)
Non-cash - income tax expense (1)	7,282	639	21,161	879
Non-cash - mining tax expense (1)	3,253	444	35,003	1,189
Total non-cash tax expense	10,535	1,083	56,164	2,068
Estimated current taxes payable - income tax	11,782	6,497	47,688	39,759
Estimated current taxes payable - mining tax	13,210	5,320	29,977	26,427
Total estimated current taxes payable	24,992	11,817	77,665	66,186
Tax expense	35,527	12,900	133,829	68,254

(1)                                 Non-cash tax expenses represent our draw-down/increase of non-cash future income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on profit before tax for fiscal 2011 was approximately 32.9% (fiscal 2010 - 37.4%). As a result, in fiscal 2011, we recorded a net income tax expense of $68.8 million.

Based on the statutory income tax rate of 28.5%, we would have expected to record a tax expense of approximately $59.6 million based on profit before tax of $209.0 million; however we recorded an income tax expense of $68.8 million (fiscal 2010 - income tax expense of $40.6 million). The significant items causing the Company’s effective income tax rate to be different than the 28.5% statutory income tax rate include:

•                                Hudbay Peru transaction costs of $5.8 million which are not deductible for income tax purposes.

•                                Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant and equipment. We recognized deferred tax expense of $8.1 million related to the increase in the property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined we are not more likely than not to realize the benefit of the recovery.

•                                Certain of our foreign operations recorded losses of $7.5 million (fiscal 2010 - $11.7 million). These losses cause deductible temporary differences. We have determined that we are not more likely than not to realize the benefit related to these deductible temporary differences; accordingly we have not recorded a related deferred tax asset.

Mining Tax Expense

Manitoba

The Province of Manitoba imposes mining tax on net profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•                                10% of total mining taxable profit if mining profit is $50 million or less;

•                                15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•                                17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 17%.

Based on the statutory mining tax rate of 17%, we would have expected to record a tax expense of approximately $35.5 million based on profit before tax of $209.0 million for the year; however, we recorded a tax expense of $65.0 million (fiscal 2010 tax expense of $27.6 million) mainly as a result of the change in Peruvian mining taxes described below. In fiscal 2011, our effective rate for mining taxes was approximately 31.1% (fiscal 2010 - 25.4%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and costs related to foreign operations are not deductible in computing mining profits.

Peru

In the third quarter, the Peruvian government enacted a new mining tax (the “Special Mining Tax”) that will be imposed on the mining sector in parallel with the existing royalty regime, which in turn will be amended in order to be applied on companies’ operating mining income, rather than sales (the “Modified Royalty”). Both the Special Mining Tax and the Modified Royalty are applied on operating mining income based on a sliding scale, with progressive rates ranging from 2% to 8.4% and 1% to 12% respectively. The addition of the Special Mining Tax and the changes to the Modified Royalty require us to record deferred tax expense at the tax rate we expect to apply when temporary differences reverse. We recorded deferred tax expense of $19.0 million in the third quarter related to these tax changes.

FINANCIAL CONDITION

Financial Condition

Financial Condition as at December 31, 2011 as compared to December 31, 2010

Cash and cash equivalents decreased by $2.6 million from December 31, 2010 to $899.1 million as at December 31, 2011. Significant factors affecting our cash and cash equivalents during 2011 were $94.9 million in net cash paid related to our acquisition of Hudbay Peru and capital expenditures on Lalor and Constancia of $200.4 million, partially offset by $136.9 million in proceeds from the sale of Fenix and operating cash flow generation. We hold our cash and cash equivalents in low-risk, liquid investments with major Canadian financial institutions.

Working capital decreased by $41.8 million to $841.7 million from December 31, 2010 to December 31, 2011. In addition to the lower cash and cash equivalents position, receivables decreased by $37.9 million in 2011, due to timing of payments, and inventory decreased by $38.5 million due to the successful drawdown of copper concentrate inventory. Offsetting these decreases in current assets were decreases in current liabilities; in particular taxes payable decreased due to payments that were made during the year. In addition other liabilities decreased by $42.0 million in 2011 as we recognized previously deferred revenue of $24.4 million and decreases in current pension liabilities of $9.7 million. These decreases were partially offset by an increase in trade and other payables of $29.6 million.

Cash Flows

The following table summarizes our cash flows for the year ended December 31, 2011 and December 31, 2010.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s)	2011	2010	2011	2010

Profit before tax	69,813	26,594	209,025	108,669
Loss from discontinued operations	—	(5,826)	(238,784)	(19,398)
Items not affecting cash	33,630	36,979	356,810	127,637
	103,443	57,747	327,051	216,908
Operating financing fees paid	372	(42)	(318)	(306)
Operating cash flows of discontinued operations	—	(10,923)	(2,126)	(13,322)
Net change in non-cash working capital items	(4,910)	2,367	15,791	7,619
Taxes paid	(1,802)	(6,879)	(90,179)	(15,736)
Cash generated by operating activities	97,103	42,270	250,219	195,163
Cash (used in) generated by investing activities	(66,963)	11,491	(219,286)	(101,848)
Cash used in financing activities	(2,059)	(2,751)	(36,497)	(75,610)
Effect of movement in exchange rates on cash and cash equivalents	(93)	(1,056)	2,948	(2,826)
Increase (decrease) in cash and cash equivalents	27,988	49,954	(2,616)	14,879
Operating cash flow before changes in non-cash working capital(1)	52,194	36,713	220,313	140,482

(1)         Operating cash flow before changes in non-cash working capital is a non-IFRS financial performance measure with no standardized definition under IFRS.  For further information and a detailed reconciliation, please see page 47 of this MD&A.

Cash Flow from Operating Activities

During the fourth quarter of 2011, operating cash flow before changes in non-cash working capital (refer to non-IFRS measures on page 47) increased to $52.2 million from $36.7 million in the same period of 2010 mainly as a result of higher sales volumes and higher prices received for copper and gold, partially offset by lower zinc sales volumes and lower zinc prices. Including the effect of changes in non-cash working capital (including taxes receivable and payable), operating activities generated $97.1 million of cash flows in the fourth quarter, representing a $54.8 million increase compared to the same period in 2010. This increase was mainly driven by stronger sales volumes and higher metal prices together with favourable movements in non-cash working capital balances.

For the full year operating cash flow before changes in non-cash working capital was $220.3 million, reflecting an increase of $79.8 million from the same period in 2010. This was mainly driven by higher sales volumes and higher prices received for copper and gold.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2011, our investing and financing activities utilized cash of $69.0 million, driven primarily by capital expenditures of $84.7 million partially offset by proceeds of $14.9 million from the disposition of Zochem.

For the full year, we used $255.8 million in investing and financing activities primarily driven by capital expenditures of $254.5 million (mainly on investments in Lalor and expenditures at our Constancia project acquired in March 2011), the net cash paid of $94.9 million relating to the acquisition of Hudbay Peru, acquisition of $44.5 million in strategic investments in junior mining companies, and $34.3 million in dividend payments, partially offset by proceeds from the sale of Fenix and Zochem of $136.9 million and $14.9 million, respectively.

Capital Expenditures

The following summarizes cash additions(1) to capital assets for the periods indicated:

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(in $ millions)	2011	2010	2011	2010
Plant and Equipment	15.7	23.9	40.4	64.8
Capital Development	4.2	8.7	17.1	37.4
Capitalized Exploration	2.1	0.7	14.3	7.9
Capitalized Fenix Project	—	—	7.2	0.1
Capitalized Lalor Project	43.2	8.8	156.8	15.5
Capitalized Constancia Project	18.7	—	43.6	—
	83.9	42.1	279.4	125.7
Less: capital accruals	0.8	(6.6)	(24.9)	(8.1)
Total	84.7	35.5	254.5	117.6

(1)         Excludes non-cash additions such as changes resulting from estimates relating to decommissioning and restoration liabilities and capitalized depreciation.

Our capital expenditures for the year ended December 31, 2011 were $136.9 million higher than the same period in 2010, primarily due to capitalized expenditures at Lalor and Constancia, offset by reduced sustaining capital expenditures.

Sustaining expenditures in 2011 were lower than guidance with the major differences being the deferral of expenditures relating to the Flin Flon office building, a new zinc filter plant, and certain information technology.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Guidance
(in $ millions)	2011	2010	2011	2010	2011	2012
777 Mine	6.4	7.2	22.6	22.0
Trout Lake Mine	0.1	5.5	0.1	16.8
Chisel North Mine	0.3	1.5	0.8	10.1
Flin Flon and Snow Lake Concentrators	0.8	0.2	1.2	2.0
Flin Flon and Snow Lake Other	9.4	8.2	23.6	34.6
Zinc Plant	3.4	2.1	6.7	10.6
Other	—	4.0	5.2	6.8
Sustaining capital expenditures	20.4	28.7	60.2	102.9	105	95
Lalor Project	43.2	8.8	156.8	15.5	163	147
Fenix Project	—	—	7.2	0.1	13	—
Constancia Project(1)	18.7	—	43.6	—	—	107
777 North	1.6	3.0	8.0	4.8	8	6
Back Forty Project	—	1.6	3.6	2.4	—	2
Reed	—	—	—	—	—	34
Growth capital expenditures	63.5	13.4	219.2	22.8	184	296
Less: capital accruals	0.8	(6.6)	(24.9)	(8.1)	—	—
Total	84.7	35.5	254.5	117.6	289	391

(1)         The 2012 guidance provided for Constancia is for the first quarter of 2012 only.

Our Board of Directors has approved a capital budget for 2012 of $391 million, of which $296 million is allocated toward growth opportunities. Capital expenditures at Lalor are expected to total approximately $147 million. With the ramp from Chisel North to Lalor completed on time and on budget, the focus at Lalor has turned to completion of the ventilation shaft to allow first ore production up the temporary hoisting facilities by the middle of 2012.

Other major activities at Lalor will include the commencement of production shaft sinking early in 2012, delivery of underground equipment and completion of engineering and procurement for the new concentrator.

Capital expenditures at Constancia for the first quarter of 2012 and other capitalized costs in Peru are expected to total approximately $107 million, in addition to the $43.6 million of capital expenditures incurred by the end of 2011. We expect to make a formal production decision in respect of Constancia by the middle of 2012, at which time we intend to provide a further update on expected Constancia capital spending.

Liquidity

We have a US$300 million revolving credit facility with a syndicate of banks. As at December 31, 2011, we were in compliance with the covenants required by the facility. Also as at December 31, 2011, we had $62.0 million in outstanding letters of credit collateralized by cash and cash equivalents which would have been classified as restricted cash in the absence of the credit facility.

Our cash and cash equivalents balance of $899.1 million provides a substantial cushion against unanticipated demands on liquidity, although expenditures on the Lalor project and the Constancia project are expected to utilize part of this cash balance. We are pursuing long-term debt financing to maintain our financial flexibility in anticipation of a formal decision in the middle of 2012 to commence construction at Constancia.

Contractual Obligations and Commitments

The following table summarizes, as at December 31, 2011, certain of our contractual obligations for the periods specified:

		Less than	1 - 3	4-5	After
Payment Schedule	Total	1 Year	Years	Years	5 Years
	($000s)
Operating lease obligations	20,784	2,457	5,488	4,360	8,479
Purchase obligations - capital commitments	126,150	100,429	25,109	612	—
Purchase obligation - other commitments	6,909	6,909	—	—	—
Pension and other employee future benefits obligations	107,109	10,056	8,091	9,418	79,544
Decommissioning and restoration obligations	134,829	1,345	4,332	9,402	119,750
Total	395,781	121,196	43,020	23,792	207,773

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments:

•                                Commitments to purchase zinc concentrates, with payments related to market prices over a quotational period;

•                                A profit-sharing plan with most Manitoba employees;

•                                A royalty agreement and net profit interest agreement related to the 777 mine; and

•                                Collective Bargaining Agreements in place with unionized Flin Flon/Snow Lake workforce that prohibit strikes and lockouts and provide for binding arbitration.

Outstanding Share Data

As of March 6, 2012, there were 171,943,220 common shares of Hudbay issued and outstanding. In addition, options for a maximum aggregate of 3,893,150 common shares were outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information, prepared in accordance with IFRS, for each of our eight most recently completed quarters.

	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($000s)
Revenue	254,314	212,335	246,823	177,345	184,607	167,778	187,341	241,306
Profit before tax	69,813	37,473	67,368	34,371	26,594	22,416	15,969	43,689
Profit (loss) from continuing operations	34,286	(16,052)	41,092	15,870	13,694	7,376	165	19,180
(Loss) profit from discontinued operations	—	(25,031)	(212,970)	(783)	(5,826)	(9,119)	4,134	(8,587)
(Loss) profit	34,286	(41,080)	(171,878)	15,087	7,868	(1,743)	4,299	10,593
(Loss) earnings per share:
Basic	0.21	(0.23)	(0.97)	0.11	0.07	(0.01)	0.03	0.07
Diluted	0.21	(0.23)	(0.97)	0.11	0.07	(0.01)	0.03	0.07

In the fourth quarter of 2011, we recorded a profit compared to the third quarter where we recorded a loss. This was mainly as a result of higher deferred tax expense of $26.9 million arising from changes in

Peruvian mining tax rates and an increase in the present value of decommissioning and restoration obligations and a loss of $22.5 million on disposal of the Fenix project. In the second quarter of 2011 we recognized an impairment loss of $212.7 million on the Fenix project.

Profits in 2010 were affected by accounting for expenditures on Lalor. Under IFRS, we expensed Lalor costs in 2010, as a reserve statement had not been completed until December 31, 2010, at which time we began to capitalize costs directly attributable to developing Lalor. 2011 revenues were significantly higher compared to 2010 due mainly to higher copper concentrate sales volumes and higher copper and zinc prices.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

The following table sets forth selected consolidated financial information for each of the three most recently completed years.

	2011	2010	2009(3)
	($000s)
Revenue	890,817	781,032	720,722
Profit before tax	209,025	108,669	152,182

Profit from continuing operations	75,196	40,415	120,773
Loss from discontinued operations	(238,784)	(19,398)	(8,293)
(Loss) profit	(163,588)	21,017	112,480
Earnings per share:
Continuing operations - basic and diluted	0.48	0.29	0.79
Discontinued operations - basic and diluted	(1.40)	(0.13)	(0.05)
(Loss) earnings per share	(0.92)	0.16	0.73

Total assets	2,448,820	2,083,544	2,032,686
Operating cash flow before changes in non-cash working capital (1)	220,313	140,482	124,512
Total long-term financial liabilities (2)	—	—	—
Dividends declared per share	0.20 (4)	0.10	—

(1)         Operating cash flow before changes in non-cash working capital is a non-IFRS financial performance measure with no standardized definition under IFRS.  For further information and a detailed reconciliation, please see page  47 of this MD&A.

(2)         Total long-term financial liabilities include non-current portions of long-term debt and obligations under capital leases

(3)         We adopted IFRS in fiscal 2011 with a transition date of January 1, 2010. The data for 2009 is presented in conformity with Canadian GAAP and has not been restated under IFRS. Accordingly, it may not be comparable with the information for fiscal 2010 and 2011. See “Adoption of IFRS” on page 51 for a description of the significant differences between Canadian GAAP and IFRS for Hudbay.

(4)         Dividend declared March and September 2011

Revenues have increased year-over-year since 2009, primarily as a result of an upward trend in prevailing market prices for copper, zinc, gold, and silver since the market lows experienced during the recession of 2008.  In addition, 2011 revenues benefited from increased sales volumes as excess copper concentrate inventories were sold.

Profit from continuing operations in 2009 included a $99.9 million gain on the sale of an available-for-sale investment. Excluding this gain, profits from our core business increased from 2009 through 2011 due to revenue drivers, as noted above, and a continued focus on cost control.

Losses from discontinued operations consist of activities related to the Fenix project, which we sold during the third quarter of 2011. For 2011, the loss from discontinued operations includes an impairment loss of $212.7 million on the carrying value of Fenix, as well as a further loss of $22.5 million transferred from the foreign currency translation reserve within equity to the income statement upon disposal of the Fenix project.

Total assets increased significantly from 2010 to 2011 primarily due to our commitment to growth projects, including the acquisition of the Constancia project in Peru, as well as capitalized construction costs related to our Lalor project in Snow Lake, Manitoba.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where we apply judgments include:

• Acquisition method accounting;

• Taxes;

• In-process inventory quantities and provision for inventory obsolescence;

• Property, plant and equipment;

• Cost allocations for mine development;

•                                Mining properties expenditures capitalized;

•                                Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment ;

•                                Assessment of impairment, including determination of cash-generating units and assessing for indications of impairment; and

•                                Recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment.

Significant areas where we apply estimates include:

• Estimates that affect multiple areas of the financial statements:

•          Estimating mineral reserves and resources;

•           Acquisition method accounting;

•           Estimates of fair value of financial instruments; and Taxes.

• Asset-based estimates (these estimates also affect other areas of the financial statements):

•                                     Property, plant and equipment;

•                                     Units of production depreciation;

•                                     Plant and equipment estimated useful lives and residual values; and

•                                     Assessment of impairment, including determination of recoverable amount.

• Estimates that relate mainly to liabilities:

•                                     Pensions and other employee benefits;

•                                     Decommissioning, restoration and similar liabilities; and

•                                     Contingent liabilities.

• Estimates that relate mainly to the income statement:

•                                     Assaying used to determine revenue.

Mineral reserves and resources

We estimate mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates.

There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond our control. We base our estimates on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and interpreting this data requires complex geological judgments. Changes in our assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect on our financial position and results of operation.

Changes in our reserve or resource estimates may affect:

•                                the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;

•                                depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine or plan;

•                                the provision for decommissioning, restoration and similar liabilities; and

•                                the carrying value of deferred tax assets.

Acquisition method accounting

When we make an acquisition, we first determine whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. We apply judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

When we enter into a business combination, we apply the acquisition method of accounting. In doing this, we estimate the fair values of the assets we have acquired and the liabilities and contingent liabilities we have assumed as at the acquisition date. Determining such fair values frequently also requires us to estimate related mineral reserves and resources that can be reliably measured. In determining these fair values, we must also apply judgment in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. We use the fair values when we recognize the assets and liabilities on the balance sheet, including goodwill. In certain circumstances, we may also have to make estimates or apply judgment to measure contingent consideration. We measure goodwill at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of assets acquired and liabilities and contingent liabilities assumed (identifiable net assets) on the basis of fair value at the date of acquisition. Changes in estimates and assumptions could result in significant differences in the amount of goodwill recognized.

Estimates of fair value of financial instruments

We record various financial assets, financial liabilities and derivatives at fair value. If quoted market prices are available, we use them for our fair value estimates, using bid prices for financial assets and asking prices for financial liabilities. If quoted market prices are not available, we use internal valuation models with observable forward market commodity prices, currency exchange rates and discount factors based on appropriate market interest rates, adjusted for credit risk. When we invest in warrants to acquire shares of other companies, we estimate their fair values using a Black-Scholes model. When we invest in shares of private companies, we estimate their fair value using valuation models or techniques such as discounted cash flow analysis, consideration of recent arm’s-length market transactions or reference to the current fair value of another instrument that is substantially the same. Valuation models can produce a fair value that may not reflect future fair value.

We separate and record at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, and certain other sale contracts. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. At each reporting date, we mark-to-market provisionally priced metals based on the forward market price for the quotational period stipulated in the contract with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts.

Each reporting date, we exercise judgement as we assess financial assets not carried at fair value through profit or loss to determine whether there is objective evidence of impairment, For our available-for-sale investments in equity securities, this includes assessing whether there has been a significant or prolonged decline in the fair value of the security below its cost. Where we have previously recognized impairment of financial assets other than available-for-sale equity investments, we also apply judgement each reporting date to assess whether it is appropriate to reverse previous impairment based on improved conditions.

Taxes

We use the asset and liability method of tax allocation for accounting for income taxes. Deferred income and mining tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to be in effect in the years that differences reverse. These determinations rely on management’s estimate of when temporary differences will reverse, as well as management’s interpretation of tax legislation. Deferred tax assets are recognized to the extent that it is probable that the deferred tax assets will be realized. We evaluate the carrying value of deferred tax assets on a quarterly basis and adjusts the amount that is probable to be realized as necessary. Factors used to assess the likelihood of realization include forecasts of future taxable income and available tax planning strategies that could be implemented to realize deferred tax assets.

In-process inventory quantities and provision for inventory obsolescence

We determine the cost of production inventory on a weighted average cost basis, including direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. We measure in process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, we do not allocate costs to routine operating levels of stockpiled ore. Estimates and judgment are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

We estimate the realizable value of in process inventories at reporting dates and carry inventories at the lower of cost and estimated net realizable value. Where the net realizable value is less than the accumulated costs that have been allocated to that inventory, we recognize an impairment charge as part of current period operating costs to reduce the carrying value of the inventory. If conditions improve subsequently, we determine whether it is appropriate to reverse impairment losses previously recorded.

Property, plant and equipment and exploration and evaluation

The carrying amounts of property, plant and equipment and exploration and evaluation assets on our balance sheet are significant and reflect multiple estimates and application of judgement.

We exercise judgment in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. We use judgement and estimates when we determine whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. In accordance with our accounting policy, the end of the exploration and evaluation phase occurs when we have completed a preliminary feasibility study, some of the resources have been converted to reserves, and we determine it is probable the property will be developed into a mine.

For mines in the production stage, we apply judgment to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year. In doing this, we use estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

For depreciable property, plant and equipment assets, we make estimates to determine depreciation. For assets depreciated using the straight-line method, we estimate residual value and useful lives of the assets or components. Where the estimated life of the related mine or plant is shorter, we use that in our depreciation calculations. For assets depreciated on a unit-of-production basis, we use estimated associated future development costs and estimated proven and probable tonnes of mineral reserves, as described above. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

Assessment of impairment and recoverability of exploration and evaluation assets

At the end of each reporting period, we apply judgement when we review the carrying amounts of property, plant and equipment, exploration and evaluation assets and computer software to determine whether there is any indication of impairment. If any such indication exists, we estimate the recoverable amount of the asset in order to determine the extent of the impairment loss, if any.

The recoverable amount is the higher of the fair value less costs to sell and value in use. In our business, fair value less costs to sell is usually higher than value in use due to IFRS restricts value in use calculations from considering future development. Judgment is required to determine fair value less costs to sell. For mineral assets, fair value is is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset. During the year ended December 31, 2011, we recognized impairment losses on our Fenix and Zochem operations prior to selling them. In both situations, we determined the amount of impairment based on fair value less costs to sell, which we estimated based on indicative offers received.

Pensions and other employee benefits

Our post retirement obligations relate mainly to ongoing health care benefit plans. We estimate obligation related to our pension and other employee benefits plans using actuarial determinations that incorporate assumptions using our best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. We review all assumptions at each reporting date. In determining the appropriate discount rate, we consider the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. We use a mortality rate based on publicly available mortality tables for the specific country, and we base future salary increases and pension increases on expected future inflation rates for the respective country.

Decommissioning, restoration and similar liabilities

Decommissioning, restoration and similar liabilities are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. We estimate costs associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas. When we provide for such future costs, we also record a corresponding decommissioning asset, except for closed sites where we recognize changes in estimated costs immediately in the income statement. We record the present value of estimated costs in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. We adjust estimates of future cash flows to reflect risk, and then we discount the provision using a risk free rate. In subsequent periods, we re-measure the liabilities to reflect changes in the discount rate. We accrue the unwinding of discounts on provisions over the life of each associated operating mine or plant (or, for non-operating sites, over the period until we estimate rehabilitation will be complete), such that at the end of that period the provision is equal to the balance estimated to be paid at that date. We depreciate the decommissioning asset over the life of the related asset. Judgment is required to determine assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost, result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs.

In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning our operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which we operate. We are not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on our results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Contingent liabilities

We are involved in various claims and litigation arising in the ordinary course and conduct of business. As the outcomes are uncertain, no amounts have been recorded in our consolidated financial statements. By their nature, contingencies will be resolved only when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Assaying used to determine revenue

We measure revenue from the sale of goods at the fair value of the consideration received or receivable, net of treatment and refining charges. In determining the amount of revenue to recognize on copper concentrate sales, we use assays to estimate the metal contained in the concentrate. When we issue provisional invoices, we may use our own estimated assays to calculate the metal content and measure provisional revenue; for final invoices, we reach agreement with the customer on assays reflecting metal content.

RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metal Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metal prices, unless a reason exists to implement a hedging arrangement. We may hedge base metal prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives. However, we will generally prefer to raise financing for attractive growth opportunities through equity issuance if the only alternative is to engage in a substantial amount of strategic metal price hedging. We may also hedge base metal prices to manage the risk of putting higher cost operations into production or the risk associated with provisional pricing terms in concentrate purchase and sales agreements.

In October 2009, we implemented a price protection program for the restart of our Chisel North mine. We entered into zinc commodity swap contracts with an average volume of approximately 2.0 million pounds of zinc per month for the period May 2010 through July 2012, at an average price of approximately $1.01 per pound. This volume represented approximately 50% of the anticipated production from Chisel North. Hedge accounting was applied to these transactions.

Our swap agreements are with counterparties we believe to be creditworthy and are governed by master trading agreements with customary wording under which we are not required to provide collateral.

Zinc

To provide a service to customers who purchase zinc from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. We typically do not enter into hedging of our exposure to the Canadian dollar - US dollar exchange rate, as the historic correlation between the foreign exchange rate and commodity prices has generally served to mitigate our risk exposure to commodity prices.

In October 2009, we also entered into foreign exchange forwards to hedge anticipated US dollar revenues in connection with the price protection program for the Chisel North Mine described above. We agreed to sell US dollars and purchase C$1.45 million per month for the same period as the zinc swap contracts described above, at an average rate of approximately C$1.07 per US dollar. We applied hedge accounting to these transactions.

Hedging Gains and Losses

During the year ended December 31, 2011, we reclassified pre-tax net gains of $1.0 million from other comprehensive income (“OCI”) to profit related to the zinc and foreign exchange hedges described above. As at December 31, 2011, our hedging reserves within equity consisted of $2.6 million of pre-tax gains; we will reclassify these gains to the income statement in the next twelve months as the final settlements of our 2009 hedges program take place.

ENVIRONMENT, HEALTH AND SAFETY

The Environment

There were no significant environmental non-compliances during the year.

All producing operations have management systems certified to both OHSAS 18001 for occupational health and safety and ISO 14001 for the environment. In addition, the production and supply of Manitoba’s final products are registered to the ISO 9001 quality standard.

Health and Safety

For the fourth quarter, we recorded a lost time accident frequency of 0.6 per 200,000 hours worked (including by contractors) compared to 1.8 for the same quarter in 2010. For the full year, we recorded a lost time accident frequency of 0.3, compared to 1.2 in 2010.

Sustainability and Corporate Social Responsibility Reporting

We publish an annual sustainability report that further presents and discusses our environmental, health and safety performance. The 2010 report is available on our website at www.hudbayminerals.com.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow before changes in non-cash working capital, operating cash flow per share, detailed operating expenses, co-product cash costs and cash cost per pound of zinc sold are included in this MD&A because these measures are performance indicators that we use to monitor performance. We use these measures to assess how well we are performing relative to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow before changes in non-cash working capital and operating cash flow per share

This measure is intended to provide an indication of our operating cash flow generation prior to the impact of fluctuations in working capital accounts, including taxes payable and receivable (but excluding the effect of OCI items and other adjustments). Under Canadian GAAP, “Changes in non-cash working capital” in our statement of cash flows included changes in taxes payable and receivable (but excluded the effect of OCI items and other adjustments), whereas IFRS presentation requires that taxes paid be presented separately in the statement of cash flows. This non-IFRS measure generates results that are comparable to our previous non-GAAP presentation of operating cash flow before changes in non-cash working capital.

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the year ended December 31, 2011 and December 31, 2010.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s except share and per share amounts)	2011	2010	2011	2010
Cash generated by operating activities, per financial statements	97,103	42,270	250,219	195,163
Adjustments:
Changes in non-cash working capital	4,910	(2,367)	(15,791)	(7,619)
Changes in non-cash taxes receivable/payable	(49,819)	(3,190)	(14,115)	(47,062)
Operating cash flow before changes in non-cash working capital	52,194	36,713	220,313	140,482
Weighted average shares outstanding	171,905,912	149,219,230	167,863,427	150,636,835
Operating cash flow per share	$0.30	$0.25	$1.31	$0.93

Cash cost per pound of zinc sold

In the third quarter of 2010, we introduced cash costs per pound of zinc sold as a new non-IFRS measure (see “Non-IFRS Financial Performance Measures” above). We believe that these costs serve as meaningful indicators for investors to evaluate our operations.

For the fourth quarter of 2011, our cash cost per pound of zinc sold, net of by-product credits, was negative US$0.98 per pound, representing costs associated with Manitoba operations, as calculated in the following table.

	Three Months Ended				Year Ended
	Dec. 31		Dec. 31		Dec. 31		Dec. 31
($000s except as noted)	2011		2010		2011		2010

Mine operating costs	134,896		89,592		476,621		431,513
Impairment loss	961		—		6,839		—
Selling and other operating expense	657		2,213		4,975		7,059
	136,514		91,805		488,435		438,572
Less by-product credits (1)	(196,144)		(117,766)		(664,480)		(533,403)
Cash cost net of by-products	(59,630)		(25,961)		(176,045)		(94,831)
Exchange rate (US$1 to C$) (2)	1.023		1.013		0.989		1.030
Cash cost net of by-products	US	(58,289)	US	(25,628)	US	(178,003)	US	(92,069)
Zinc sales (000s lbs.)	59,500		59,966		222,523		231,355
Cash cost per pound of zinc sold, net of by-product credits in US$/lb.	US	(0.98)	US	(0.43)	US	(0.80)	US	(0.40)

(1)         By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.

(2)         Weighted average exchange rate for sales during the period.

For the fourth quarter of 2011, our cash cost per pound of zinc sold was negative US$0.98, a net decrease of US$0.55 as compared to the same period in 2010, and for the year-to-date was negative US$0.80, a net decrease of US$0.40 from 2010. Our cash cost decreased overall due to higher prices and sales volumes of by-product credits.

Co-product cash costs per unit sold

We believe that cash costs per pound of zinc sold serve as a meaningful indicators for investors to evaluate our operations.

Whereas cash costs net of by product credits present the cash costs of a single metal, assuming that all other metals are by products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. We allocate mining and milling costs for our Trout Lake and 777 mines proportionately based on the value of the contained metals at prevailing metals prices. We generally allocate operating overhead expenses and site administrative expenses (in both cases, excluding costs not related to our Manitoba operations) are generally allocated equally between zinc and copper with some further cost allocation to gold. Impairment charges on zinc inventory in a period are deducted from cost of sales in order to better match costs as they are incurred with sales; the deducted charges will be added back to cost of sales in future periods when the inventory in question is sold.

Prior to disposing of our Zochem operation in November 2011, we treated zinc oxide production as a by-product of zinc production, so we allocated Zochem’s operating costs to zinc operating expenses, and we deducted zinc oxide revenues from total zinc cash costs. Similarly, we treat silver production as a by-product of gold production. Copper by-products include the one-time sale of copper bearing material from the closure of the WPCR. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs unless specific to either zinc or copper processing.

While we expect the impact of fluctuating metals prices to be less significant on co-product cash costs than it is on by-product cash costs, changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operating results. Significant management judgment is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals.

Three Months Ended December 31, 2011

(‘000s except as noted)	Copper	Zinc	Gold	Total
Mine operating costs	54,831	56,281	23,784	134,896
Impairment loss on zinc inventory	—	(69)	—	(69)
Treatment and refining costs(1)	7,097	—	3,067	10,164
	61,928	56,212	26,851	144,991
Zinc oxide and by-product revenues	(346)	(4,182)	(7,471)	(11,999)
Co-product costs	61,582	52,030	19,380	132,992
Sales volume(2)	40,425	59,499	31,407

Co-product cash costs per unit(2) sold	$1.52	$0.87	$617

(1)         Treatment and refining costs are deducted from revenue.

(2)         Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Year Ended December 31, 2011

(‘000s except as noted)	Copper	Zinc	Gold	Total
Mine operating costs	175,481	242,564	58,576	476,621
Impairment loss on zinc inventory	—	(5,420)	—	(5,420)
Treatment and refining costs(1)	26,524	—	8,884	35,408
	202,005	237,144	67,460	506,609
Zinc oxide and by-product revenues	(19,876)	(25,110)	(26,547)	(71,533)
Co-product costs	182,129	212,034	40,913	435,076
Sales volume(2)	126,461	222,523	93,652

Co-product cash costs per unit(2) sold	$1.44	$0.95	$437

(1)         Treatment and refining costs are deducted from revenue.

(2)         Copper and zinc sales volumes are denoted in 000’s pounds, and gold sales volumes are denoted in troy oz.

Three Months Ended December 31, 2010

(‘000s except as noted)	Copper	Zinc	Gold	Total
Mine operating costs	21,418	58,950	9,224	89,592
Treatment and refining costs(1)	4,549	—	1,121	5,670
	25,967	58,950	10,345	95,262
Zinc oxide and by-product revenues	(756)	(7,655)	(4,796)	(13,207)
Co-product costs	25,211	51,295	5,549	82,055
Sales volume(2)	18,943	59,965	15,406

Co-product cash costs per unit(2) sold	$1.33	$0.86	$360

(1)         Treatment and refining costs are deducted from revenue.

(2)         Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Year Ended December 31, 2010

(‘000s except as noted)	Copper	Zinc	Gold	Total
Mine operating costs	141,384	239,417	50,712	431,513
Treatment and refining costs(1)	10,854	—	2,041	12,895
	152,238	239,417	52,753	444,408
Zinc oxide and by-product revenues	(3,403)	(36,282)	(22,130)	(61,815)
Co-product costs	148,835	203,135	30,623	382,593
Sales volume(2)	104,062	231,356	81,107

Co-product cash costs per unit(2) sold	$1.43	$0.88	$378

(1)         Treatment and refining costs are deducted from revenue.

(2)         Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Co-product costs per unit sold in the fourth quarter of 2011 were $1.52 per pound of copper, $617 per ounce of gold and $0.87 per pound of zinc. For the full year, copper costs did not change significantly, while zinc costs were higher due to higher volumes of higher unit cost concentrates treated from Snow Lake and third party purchases as well as lower zinc oxide credits. Gold costs were higher due to lower by product silver credits and generally higher cost allocations due to higher selling prices. In the fourth quarter, copper costs were higher with reduced byproduct credits and higher distribution costs in 2011. Gold costs were significantly higher with a higher cost allocation to gold due to higher prices relative to copper and zinc and proportionately lower silver credits.

ACCOUNTING CHANGES

Adoption of International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board set January 1, 2011 as the date that IFRS replaces existing Canadian GAAP for public companies with fiscal years beginning on or after that date, with comparative figures presented in the financial statements also required to comply with IFRS.

In accordance with these requirements, we adopted IFRS with effect from January 1, 2010.

We engaged external consultants to assist us through this complex transition project, which involved individuals from many aspects of the business, including accounting and finance, tax, information technology, legal, investor relations, logistics and operations. We established a project structure, including a charter and a detailed project plan that included phases for planning and assessment, design and implementation. We also conducted workshops and training. The project plan included activities in respect of all of our direct and indirect subsidiaries in all jurisdictions which were established as at December 31, 2010. Our execution of our IFRS project implementation plan included the review of related controls and we concluded that the adoption of IFRS did not require material changes to our internal controls. Our project team provided regular status and informational updates to our IFRS Steering Committee and the Audit Committee of the Board of Directors. Our IFRS Committee and the Audit Committee have approved our IFRS accounting policies. However IFRS Standards are evolving and subject to change going forward.

The following reconciliations summarize the effect of adjustments we made to convert our Canadian GAAP financial statements to IFRS for our 2010 transition year, with descriptions of significant adjustments provided below. For further explanation of the effect of transition from Canadian GAAP to IFRS on our financial position, financial performance and cash flows, refer to note 31 of our December 31, 2011 consolidated financial statements.

Reconciliation of equity as at January 1, 2010 and December 31, 2010

($000s)	Notes	Jan.1, 2010 (transition date)	Dec. 31, 2010
Total equity under Canadian GAAP		1,698,484	1,748,981
Adjustments, net of tax
Exploration and evaluation	a	(21,339)	(54,005)
Decommissioning and restoration liabilities and assets	b	(14,930)	(24,164)
Property, plant and equipment	c	(5,058)	(10,796)
Functional currency	d	(4,561)	(25,033)
Employee benefits		(3,641)	(2,682)
Provisions		(1,034)	(698)
“Own-use” derivatives		307	1,896
Non-controlling interest		1,356	49
Effect of re-measuring taxes		—	271
Net adjustment to equity		(48,900)	(115,162)
Total equity under IFRS		1,649,584	1,633,819

Reconciliation of statement of comprehensive income for the three months and year ended December 31, 2010

		Three Months EndedDec. 31, 2010		Year Ended Dec. 31, 2010
	Notes	Before tax	Net of tax	Before tax	Net of tax
Total comprehensive income under Canadian GAAP			33,586		105,290
Adjustments to profit (loss), net of tax:
Exploration and evaluation	a	(20,152)	(12,228)	(53,569)	(32,666)
Decommissioning and restoration liabilities and assets	b	852	(453)	(4,499)	(9,236)
Property, plant and equipment	c	(598)	(383)	(9,336)	(5,738)
Functional currency	d	(1,898)	(1,898)	(5,397)	(5,397)
Employee benefits		331	239	1,330	959
Provisions		102	82	473	337
“Own-use” derivatives		1,328	953	2,215	1,589
Effect of re-measuring taxes		—	(126)	—	1,019
Share-based payment		27	27	118	118
Other		(3)	(2)	(6)	(6)
Net adjustment to profit (loss)		(20,011)	(13,789)	(68,671)	(49,021)

Adjustment to OCI (loss):
Functional currency	d	(10,589)	(10,589)	(15,070)	(15,070)
Other		—	—	(2)	—
Available for sale investments		—	—	—	(387)
Adjustments to OCI (loss)		(10,589)	(10,589)	(15,072)	(15,457)
Total adjustment to comprehensive income		(30,600)	(24,378)	(83,743)	(64,478)
Total comprehensive income under IFRS			9,208		40,812

Explanation of significant adjustments

a.                                      Exploration for and evaluation of mineral resources (“E&E”) — Under IFRS, we expense the cost of our E&E activities and capitalize the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. We interpret the end of the E&E phase to be the point at which we have completed a preliminary feasibility study, some of the resources have been converted to reserves, and management has determined that it is probable the property will be developed into a mine. To apply this policy, we recognized IFRS adjustments to reverse the Lalor project assets previously capitalized under Canadian GAAP, as the amounts arose from E&E activities rather than acquisitions. We determined that the Lalor project reached the end of the E&E phase as at December 31, 2010 and entered the development phase at that time; accordingly, in 2011, we have capitalized Lalor project expenditures and presented them within capital works in progress in property, plant and equipment.

a.                                      Decommissioning and restoration - Under Canadian GAAP, we applied a credit-adjusted, risk-free rate to measure our decommissioning and restoration liabilities (previously called “asset retirement obligations”), and we did not re-measure the liabilities as a result of changes in the discount rate. Under IFRS, we apply a risk-free rate when measuring decommissioning and restoration liabilities and, in subsequent periods, we re-measure the liabilities to reflect changes in the discount rate. We also applied an optional exemption under IFRS 1, First-time Adoption of International Financial Reporting Standards, as explained in note 31 to our December 31, 2011 interim financial statements. Application of these changes resulted in increases to decommissioning and restoration liabilities and to the carrying value of related decommissioning and restoration assets within property, plant and equipment. For properties that have no remaining useful life, we recorded changes in the liabilities against other operating expense. The changes to liability and asset balances also affected finance expense related to the unwinding of discounts on the liabilities and depreciation expense during our 2010 transition year.

b.                                      Property, plant and equipment — IFRS requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Requirements under Canadian GAAP, while similar, were less specific. We identified additional components from those previously recorded under Canadian GAAP, resulting in IFRS adjustments to increase accumulated depreciation. For certain equipment, the adjustment also reflected a change in depreciation method from unit-of-production to straight-line because the expected pattern of future economic benefits was different at the lower level of componentization. We also recorded adjustments to increase the carrying value of property, plant and equipment for major inspections and overhauls of mobile equipment that require capitalization as separate components under IFRS but were expensed under Canadian GAAP. We recorded additional adjustments for assets related to mine development, as IFRS requires depreciation of equipment used in construction projects to be capitalized, and Canadian GAAP requirements, while similar, were also less specific. We recorded IFRS adjustments to reflect the capitalization of depreciation of equipment used in capital mine development, resulting in increases to the capital cost of mining properties. These IFRS adjustments to property, plant and equipment also resulted in additional adjustments to depreciation expense during our 2010 transition year.

c.                                       Functional currency - IFRS requirements for determining the functional currency of an entity are more specific than the equivalent requirements under Canadian GAAP. We assessed the functional currency for each of Hudbay’s entities under IFRS. During our 2010 transition year, we recorded IFRS adjustments for our Guatemalan operations (which we have subsequently sold during 2011) and for our Back Forty project in Michigan, which we determined have a US dollar functional currency under IFRS but had Canadian dollar functional currency under Canadian GAAP. To simplify our calculation of the transition adjustments, we elected the optional IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010 (with an offsetting adjustment to retained earnings). Under Canadian GAAP, we did not previously have a currency translation adjustment, as the measurement currency of all Hudbay entities was Canadian dollars.

In addition to the accounting policy changes described above, extensive changes to financial statement presentation and disclosure were required upon adoption of IFRS. In particular, under IFRS we classify expenses within the income statement by function instead of by nature, as follows:

•                                Cost of sales — consists of expenses related to production, including the cost of inventory sold during the period and other expenses of operating sites, including depreciation and amortization, site administration and share-based payment expenses. Under Canadian GAAP, we presented depreciation and amortization and share-based payment expenses on separate lines of the income statement and presented site administration costs in general and administrative expenses.

•                                Selling and administrative expenses — consists of corporate office expenses and selling expenses, including related share-based payment expense and depreciation and amortization.

•                                Exploration and evaluation — consists of expenses related to the exploration for and evaluation of mineral properties, including related share-based payment expense.

•                                Other operating expense — consists of expenses relating to operating activities other than production, selling and administration. The most significant component of this function is expenses of non-producing properties, such as those in the development phase and those under care and maintenance. Expenses of non-producing properties include amounts related to changes in estimates of decommissioning and restoration liabilities for properties with no remaining useful life, as well as share-based payment expense and depreciation and amortization. Under Canadian GAAP, we presented expenses of non-producing properties within operating expense.

•                                Finance income — consists mainly of interest income earned on cash and cash equivalents.

•                                Finance expense — this includes the unwinding of the discount rate on our decommissioning and restoration liabilities. Under Canadian GAAP, we referred to this as accretion expense and presented it on a separate line on the income statement.

•                                Other finance gains/losses — contains items that tend to fluctuate between gain and loss from period to period, such as foreign exchange gains/losses and mark-to-market gains/losses. Under Canadian GAAP, we presented foreign exchange gains/losses on a separate line on the income statement.

On the cash flow statement, our most significant reclassification resulted from expensing the cost of expenditures on the Lalor project before it reached the end of the E&E phase; accordingly, under IFRS, we present these cash outflows within operating activities, whereas under Canadian GAAP we presented them within investing activities. In addition, under IFRS we classify interest income received within financing activities, whereas under Canadian GAAP we presented it in operating activities.

For a full description of our significant IFRS accounting policies, refer to note 3 of our annual consolidated financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 3 of our December 31, 2011 consolidated financial statements.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure controls and procedures

Management is responsible for establishing and maintaining adequate disclosure controls and procedures.

As of December 31, 2011, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the U.S. Securities and Exchange Commission). Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) supervised and participated in this evaluation.

Based on management’s evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Our annual management report on internal control over financial reporting will be included in our Annual Report and our Form 40-F to be filed with the SEC and Canadian provincial regulatory authorities.

Internal control over financial reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate ICFR.

Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our ICFR based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR were effective as of December 31, 2011.

Our annual management report on internal control over financial reporting will be included in our Annual Report and our Form 40-F to be filed with the SEC and Canadian provincial regulatory authorities.

Deloitte & Touche LLP, our Independent Registered Chartered Accountants, have audited our consolidated financial statements for the year ended December 31, 2011 for purposes of providing reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements.

Changes in ICFR

During the second quarter of 2011, we implemented a new enterprise resource planning (“ERP”) information system at our Manitoba business unit, which included the replacement of its key financial systems. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to ensure internal controls were in place during and after the implementation. We did not make any other changes to ICFR during the year ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our ICFR.

Inherent limitations of controls and procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.